Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year ended December 31
	2010	2009	2008	2007	2006

Computation of earnings Pretax income (a)	$78,136	$44,033	$42,530	$72,642	$46,279
Add:
Interest expense on indebtedness	19,865	20,688	31,239	19,048	16,299
Amortization of debt issue costs	3,841	1,866	1,215	82	122
Interest portion of rent expense(b)	8,738	9,976	9,657	8,636	7,528
Distributed income of equity investees	8,412	2,358	23,308	8,281	3,850

Earnings	$118,992	$78,921	$107,949	$108,689	$74,078

Computation of fixed charges
Interest expense on indebtedness	$19,865	$20,688	$31,239	$19,048	$16,299
Amortization of debt issue costs	3,841	1,866	1,215	82	122
Interest portion of rent expense (b)	8,738	9,976	9,657	8,636	7,528

Fixed charges	$32,444	$32,530	$42,111	$27,766	$23,949

Ratio of earnings to fixed charges	3.67	2.43	2.56	3.91	3.09

(a)	Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.

(b)	The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.